Exhibit 12.1
THE WALT DISNEY COMPANY
RATIO OF EARNINGS TO FIXED CHARGES
(AMOUNTS IN MILLIONS, EXCEPT RATIOS)

	Nine Months Ended		Fiscal Year Ended
	June 29, 2013	June 30, 2012	2012	2011	2010	2009	2008
EARNINGS
Income from continuing operations before income taxes	$7,396	$7,146	$9,260	$8,043	$6,627	$5,658	$7,402
Equity in the income of investees	(527)	(452)	(627)	(585)	(440)	(577)	(581)
Cash distributions received from equity investees	526	501	663	608	473	505	476
Interest expense, amortization of debt discounts and premiums on all indebtedness and amortization of capitalized interest	321	395	525	497	514	649	768
Imputed interest on operating leases (1)	222	201	288	273	247	205	183
TOTAL EARNINGS	$7,938	$7,791	$10,109	$8,836	$7,421	$6,440	$8,248

FIXED CHARGES
Interest expense and amortization of debt discounts and premiums on all indebtedness	$268	$357	$472	$435	$456	$588	$712
Capitalized interest	54	71	92	91	82	57	62
Imputed interest on operating leases (1)	222	201	288	273	247	205	183
TOTAL FIXED CHARGES	$544	$629	$852	$799	$785	$850	$957
RATIO OF EARNINGS TO FIXED CHARGES (2)	14.6	12.4	11.9	11.1	9.5	7.6	8.6

(1)	The portion of operating rental expense which management believes is representative of the interest component of rent expense.

(2)	The ratio does not adjust for interest on unrecognized tax benefits that are recorded as a component of income tax expense.